Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Awarded Two Deep Offshore Blocks in Australia
Paris, February 27, 2006 — Total announces that wholly-owned subsidiary Total E&P Australia has been awarded two exploration permits offshore northwestern Australia following the October 2005 licensing round.
Exploration permits WA-369-P and WA-370-P are located approximately 150 kilometres offshore in a water depth of around 1,400 meters. Total will have an interest of 30%, alongside Australia’s Woodside Energy Ltd. (Operator, 50%) and Japan Australia LNG (MIMI) Pty Ltd (20%).
Seismic surveys will be conducted in block WA-370-P this year.
These interests illustrate Total’s commitment to strengthening its presence in Australia, where it is already conducting exploration operations in two other deep offshore blocks.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com